SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO HAS CONTINUED TO RECORD POSITIVE RESULTS THIS QUARTER, WITH INCREASED GROWTH OF REVENUES AND EBITDA. THE PROFIT, OF R$710.2 MILLION, IS 270% HIGHER THAN IN THE SAME PERIOD OF LAST YEAR.

May 12, 2011 – VIVO Participações S.A. announces today its consolidated results for the first quarter 2011 (1Q11). The Company’s operating and financial information is presented in Brazilian Reais and in IFRS, in accordance with Brazilian Corporate Law. Comparable figures refer to the first quarter 2010 (1Q10), except as otherwise mentioned.

HIGHLIGHTS FOR THE PERIOD

  Vivo’s customer base totaled 62,061 thousand accesses in March (15% annual growth), (38.7% of the net additions in the quarter were in the postpaid segment);
  Improved client mix. The postpaid customer base recorded annual growth of 26.7%;
  Postpaid market share of 35.5% (annual increase of 2 p.p) and data market share of 41.7% (+8.1 p.p.yoy);
  Market share of 29,5% in the period;
  Annual growth of 14.7% in the Net Service Revenue in 1Q11;
  Annual growth of 9% in outgoing voice service revenues, and of 8% in the incoming voice services revenue;
  Growth of 43.0% in Data and VAS Revenue in the year-over-year comparison (which accounts for 21.8% of the net service revenue). Mobile internet revenue grew 45,3%;
  EBITDA increased by 29.6% over 1Q10;
  EBITDA Margin of 34.5% in the quarter (+4.2 p.p. yoy);
  Net profit of R$ 710.2 million in 1Q11, with growth of 270% over 1Q10;
  Operating cash generation recorded R$ 826 million in the quarter (annual growth of 110.2%);
  Net debt in 1Q11 in the amount of R$ 1,599.0 million (60% lower than in 1Q10). Current rating of “brAAA” by “Standard & Poor’s”.

Increased market share in the postpaid and data segment.

Continued high growth in voice and data services revenue.

Increase in profitability.

Profit expansion and sustainable value generation to shareholders.

HIGHLIGHTS
	Consolidated	Consolidated		Consolidated
R$ million	1 Q 11	4 Q 10	Δ%	1 Q 10	Δ%

Net operating revenue	4,812.3	4,863.0	-1.0%	4,233.2	13.7%
Net service revenues	4,508.3	4,566.9	-1.3%	3,929.5	14.7%
Net handset revenues	304.0	296.1	2.7%	303.7	0.1%
Total operating costs	(3,161.0)	(3,185.3)	-0.8%	(2,959.5)	6.8%
EBITDA	1,651.3	1,677.7	-1.6%	1,273.7	29.6%
EBITDA Margin (%)	34.3%	34.5%	-0.2 p.p.	30.1%	4.2 p.p.
Depreciation and amortization	(545.8)	(513.8)	6.2%	(871.3)	-37.4%
EBIT	1,105.5	1,163.9	-5.0%	402.4	174.7%
Net income	710.2	864.2	-17.8%	191.9	270.1%
Capex	339.7	996.0	-65.9%	328.7	3.3%
Capex over net revenues	7.1%	20.5%	-13.4 p.p.	7.8%	-0.7 p.p.

Accesses (thousand)	62,061	60,293	2.9%	53,949	15.0%
Net additions (thousand)	1,768	2,578	-31.4%	2,205	-19.8%

Basis for presentation of results
Figures disclosed are subject to differences, due to rounding-up procedures. Whenever applicable and necessary, some figures disclosed in 1Q10 were reclassified in order to allow comparison between the periods.

Message for the First Quarter 2011

On April 27th, within the context of the corporate reorganization, a special shareholders’ meeting approved the exchange of Vivo Participações shares for those of Telecomunicações de São Paulo SA-Telesp.

Following a path that only organizations with solid foundations and driven by inspiring strategies can, Vivo closed the first quarter of 2011 with another set of impressive results. When compared to the first quarter of last year, profits rose 270% and EBITDA almost 30%. In addition, service revenue grew 14.7%, while costs increased only by 6.8%. In other words, we are doing more with less, intelligently exploring our scale and our competitive edges. The operating cash generation for the quarter (R$ 826 million) represents an annual growth exceeding 110%. It is a performance that emerges from firmly rooted foundations, not contingent on favorable causal episodes or facts. This is what we call sustainable growth.

Vivo’s vitality is expressed in its multiple leaderships. With over 62 million accesses, we hold 29.48% of market share, highlighting our 35.5% market share in the postpaid segment, and 41.7% in data services. We have the largest coverage (more than 3.6 thousand municipalities) and the largest 3G network (almost 1.4 thousand municipalities), categorically fulfilling our purpose of promoting a networked society and with it, opportunities for socioeconomic and cultural development. With our services, we help people connect more and more, exploring the full potential of a connected existence so as to live better, in a more humane, intelligent, fun, and safe manner. And we reap the fruits of this in terms of business, with emphasis on which generates greater value. Although we continue to grow in voice services, we are moving much faster in Internet access, data connection and value-added services (VAS) - with activities in education, health, telemedicine, and M2M, among other things; namely- activities that boost development for individuals and for the country

In terms of quality, Vivo remains at the top of Anatel’s rankings in quality and service, thus reflecting the excellence of our network infrastructure and systems, the organization-wide commitment to ensure "connection like no other", and the differentiated actions of the teams working on the front line directly with the customers, including therein our own teams working in our 340 owned stores. After internalizing 5.2 thousand own store employees, we have recorded increasing rates in sales and customer satisfaction.

At home, we have sown yet another quality factor – one that is essential for everything else to happen: that is the quality of the organizational environment; and this has been done through HR management practices that have led to employee satisfaction at benchmark levels. For four consecutive years one of the top ranked in a list of the best companies to work for, Vivo, has emerged as number 1 in an unprecedented survey conducted by Você S/A in partnership with FIA: it is the Best Company in Brazil to Start a Career. In today's world, young people are determining trends, establishing new paradigms, and promoting the positive revolution of our era, being inspired by values and principles of citizenship, transparency, justice, and sustainability. And such young people said, in this survey, that Vivo is the company where they want to start their careers. Why? Because we have built an image that is consistent with our actions. Because we are a living organization, driven by solid Mission, Vision, and Values, which are shared by our 13 thousand direct employees and 26 thousand third party employees. Because we converge interest and virtue. We provide services that connect people with new opportunities for development and, in doing so, boost our business.

Consistent results like the ones Vivo has obtained are only generated on the fertile ground of mutual trust with all stakeholders: customers, employees, business partners, government agencies, investors, communities...

From that which is tangible to that which is intangible, Vivo is a combination of elements that make it an extremely healthy organism - an enviable platform on which Telefónica can develop its strategy in Brazil, integrating the two operations, consolidating its leadership in São Paulo, and offering fixed telephony services to the whole country as from Vivo’s structure. A new era begins with this integration with Telesp. And today’s Vivo is undoubtedly a valuable asset for starting this new movement.

Roberto Lima

OPERATING HIGHLIGHTS

CONSOLIDATED OPERATING PERFORMANCE - VIVO
	1 Q 11	4 Q 10	Δ%	1 Q 10	Δ%
Total number of accesses (thousand)	62,061	60,293	2.9%	53,949	15.0%
Postpaid	13,319	12,634	5.4%	10,513	26.7%
Prepaid	48,742	47,659	2.3%	43,436	12.2%
Market Share (*)	29.48%	29.71%	-0.23 p.p.	30.12%	-0.64 p.p.
Postpaid Market Share	35.51%	35.24%	0.27 p.p.	33.50%	2.01 p.p.
Net additions (thousand)	1,768	2,578	-31.4%	2,205	-19.8%
Market Share of net additions (*)	23.4%	22.5%	0.9 p.p.	42.8%	-19.4 p.p.
Market penetration	108.3%	104.6%	3.7 p.p.	92.9%	15.4 p.p.
SAC (R$)	59	56	5.4%	69	-14.5%
Monthly Churn	2.7%	2.7%	0.0 p.p.	2.5%	0.2 p.p.
ARPU (in R$/month)	24.6	25.9	-5.0%	24.8	-0.8%
ARPU Inbound	9.3	9.4	-1.1%	9.9	-6.1%
ARPU Outgoing	15.3	16.5	-7.3%	14.9	2.7%
Total Traffic (minutes million)	20,887	20,904	-0.1%	18,398	13.5%
Traffic Inbound	4,275	4,306	-0.7%	3,935	8.6%
Traffic Outgoing	16,612	16,598	0.1%	14,463	14.9%
Employees	13,373	13,419	-0.3%	12,656	5.7%

(*) source: Anatel

  Vivo recorded an increase of 15.0% in the total number of accesses in comparison to 1Q10 and closed the quarter with 62,061 thousand accesses.
  The above mentioned performance helped keeping the stability of the market share, which decreased by mere 0.7 p.p., despite the more aggressive offers of its competitors, especially in the prepaid segment. The market share of net additions recorded 23.4% in the quarter.
  The total net additions of 1,768 thousand accesses in 1Q11 is lower than in 1Q10, due to the enhanced commercial focus on the postpaid segment. Out of the net additions, 38.7% were postpaid accesses in 1Q11 vs. 33.1% in 1Q10.
  The market share of postpaid accesses of Vivo recorded 35.5%, an increase of 2 p.p. over the same quarter of 2010. This result is due to the increased attractiveness of the services offered to the postpaid customers and to Vivo’s high performance in its sales of access in 3G internet.
  Thus, the annual growth of the postpaid customer base was 26.7%, more than twice the growth in the prepaid segment, of 12.2%
  In the segment of modems and Machine-to-Machine (M2M) accesses, Vivo’s market share, according to Anatel data, was 42%, recording an increase of 8.1 p.p. over the last year, with a share of net additions in the quarter of 77%.
  Churnof 2.7% in the quarter remained stable in the comparison with 1Q10. In the year-over-year comparison, there was a slight increase of 0.2 p.p. in the churn.

Accelerated growth in postpaid and data services

The share of data net additions recorded 77% in the period

  Vivo combines service quality, market share leadership, higher 3G coverage and a strong brand, which is the brand that is mostly reminded in the industry by Brazilians for three consecutive years, according to Data Folha research. Thanks to these attributes, Vivo has been able to keep a benchmark performance in churn, profitability and revenue share for the last quarters.

SAC remains under control.
  SAC of R$ 59 in 1Q11 recorded a drop of 14.5% in the year-over-year comparison. As regards the comparison of quarter-over-quarter, the SAC recorded an increase of 5.4% over the lowest level in the Company’s history that was recorded in the last quarter of last year. The increase was due to the increased number of postpaid terminals and data services in the gross additions.

  The ARPU of R$ 24.6 in the quarter is 0.8% lower than in 1Q10 and 5.0% lower than in 4Q10. Such performance is due to the dilution effect caused by the growth of naked SIM Cards on the market.

  The dilution effect was reduced by the outgoing ARPU which recorded a growth for the second consecutive quarter in the year-over-year comparison, recording 2.7% in 1Q11. When compared to 4Q10, there was a reduction of 7.3% due to seasonality.

Outgoing ARPU records an annual increase in the second consecutive quarter

  The Incoming ARPU, on its turn, decreased by 1.1% over 4Q10, despite the revenue growth, due to the dilution caused by the entry of naked SIM Cards on the market. In the comparison with 1Q10, it maintained the same decreasing trend, with a reduction of 6.1%, mainly because of the mentioned dilution.

  The overall traffic grew 13.4% in 1Q11 when compared to 1Q10 and remained stable in relation to 4Q10. Worthy of mention is the annual increase of 14.8% in the outgoing traffic.

Campaigns to stimulate usage and the growth in the customer base increased outgoing traffic.

OPERATING REVENUE

NET OPERATING REVENUES - VIVO
	Consolidated	Consolidated		Consolidated
R$ million	1 Q 11	4 Q 10	Δ%	1 Q 10	Δ%
Access and Usage	1,856.3	1,949.0	-4.8%	1,703.0	9.0%
Network usage	1,628.0	1,589.0	2.5%	1,505.2	8.2%
Data Revenues plus VAS	982.7	947.5	3.7%	687.1	43.0%
SMS + MMS	321.1	325.3	-1.3%	219.2	46.5%
Internet Revenues	532.4	504.1	5.6%	366.4	45.3%
Other Data Revenues plus VAS	129.2	118.1	9.4%	101.5	27.3%
Other services	41.3	81.4	-49.3%	34.2	20.8%
Net service revenues	4,508.3	4,566.9	-1.3%	3,929.5	14.7%
Net handset revenues	304.0	296.1	2.7%	303.7	0.1%
Net Revenues	4,812.3	4,863.0	-1.0%	4,233.2	13.7%

Quality of the customer base ensures sustainable revenue growth.	The net service revenue recorded a growth of 14.7% over 1Q10. Such variation was due, mainly, to the growth in voice services revenue and maintenance of a high growth in SVAs and data revenue, stimulated by the increase in the customer base, higher adoption to internet plans, and growth in the use of SMS. In relation to 4Q10, it recorded a slight reduction due to the seasonality between the periods.

Access and usage revenue grew 9.0% in relation to 1Q10, maintaining the growth recorded in the previous quarters. This was due to the increase in the customer base, improvement in the customer mix and increased activity in the pre-paid segment, shown by the increase in recharges volume and, consequently, increase in voice service consumption. When compared to 4Q10, it recorded a drop of 4.8% due to seasonality.

Due to the growth in the off-net mobile-mobile incoming traffic and to the stimulation of long-distance traffic, the network usage (interconnection) revenues grew 8.2% over last year and 2.5% over last quarter..

Data and VAS (Value Added Services) revenues grew 43.0% and 3.7% over 1Q10 and 4Q10, respectively, representing, in 1Q11, 21.8% of the Net Service Revenue. The main driver of this growth continues to be the significant increase in the number of customers of 3G plans (+84.3% year-over-year) in addition to the growth in revenues arising from the use of SMS.

Mobile internet revenues grew 45.3% over 1Q10 and 5.6% over 4Q10, accounting for 54.2% of the data revenue in 1Q11. This growth was due to the incentives for use of such service through smartphones and modems. The revenue obtained from SMS + MMS grew 46.5%, when compared to 1Q10, maintaining the growth recorded in previous quarters.
Annual growth of 43% in data revenues and of 45% in revenues from mobile internet services.

OPERATING COSTS
OPERATING COSTS - VIVO
	Consolidated	Consolidated		Consolidated
R$ million	1 Q 11	4 Q 10	Δ%	1 Q 10	Δ%
Personnel	(285.9)	(383.8)	-25.5%	(243.7)	17.3%
Cost of services rendered	(1,379.0)	(1,339.6)	2.9%	(1,313.3)	5.0%
Leased lines	(89.1)	(89.6)	-0.6%	(84.4)	5.6%
Interconnection	(615.1)	(649.8)	-5.3%	(671.9)	-8.5%
Rent/Insurance/Condominium fees	(99.6)	(104.3)	-4.5%	(96.3)	3.4%
Fistel and other taxes and contributions	(311.4)	(301.3)	3.4%	(284.0)	9.6%
Third-party services	(267.4)	(185.6)	44.1%	(169.6)	57.7%
Others	3.6	(9.0)	n.a.	(7.1)	n.a.
Cost of goods sold	(443.3)	(390.6)	13.5%	(433.2)	2.3%
Selling expenses	(890.7)	(934.2)	-4.7%	(856.6)	4.0%
Provision for bad debt	(58.5)	(54.9)	6.6%	(42.4)	38.0%
Third-party services	(723.7)	(772.5)	-6.3%	(660.8)	9.5%
Customer loyalty and donations	(60.9)	(55.1)	10.5%	(109.4)	-44.3%
Others	(47.6)	(51.7)	-7.9%	(44.0)	8.2%
General & administrative expenses	(163.5)	(174.6)	-6.4%	(143.4)	14.0%
Third-party services	(125.7)	(132.0)	-4.8%	(112.4)	11.8%
Others	(37.8)	(42.6)	-11.3%	(31.0)	21.9%
Other operating revenue (expenses), net	1.4	37.5	-96.3%	30.7	-95.4%
Operating revenue	89.0	86.2	3.2%	86.2	3.2%
Operating expenses	(92.7)	(68.8)	34.7%	(61.4)	51.0%
Other operating revenue (expenses)	5.1	20.1	-74.6%	5.9	-13.6%
Operating total costs *	(3,161.0)	(3,185.3)	-0.8%	(2,959.5)	6.8%

* excludind depreciation and amortization

Structural costs under control contributes to maintain profitable growth.	The total operating costs, excluding depreciation and amortization expenses, came to R$ 3,161.0 million in 1Q11, recording an increase of 6.8% in the comparison with 1Q10. Such growth is quite lower than the service revenue growth, which recorded 14.7%. This variation was due to the increase in personnel expenses, higher selling activity in the period, and the annual growth of 15% in the number of accesses, as well as increase in variable expenses related to the higher service revenues. When compared to 4Q10, the operating costs recorded a reduction of 0.8%.

The personnel expenses in 1Q11 recorded an increase of 17.3% in relation to 1Q10, due to the completion, in June 2010, of the incorporation of professionals who provide assistance in our own stores (around 5.2 thousand employees). This action resulted in reduction of outsourced labor cost, as stated in selling expenses. When compared to 4Q10, it recorded a reduction of 25.5%, and it must be considered that 4Q10 is impacted by nonrecurring expenses in the amount of R$ 66 million.

The cost of services rendered in 1Q11 increased by 5.0% over 1Q10, as a result of the increase in the customer base and in its activity. There was an annual growth of 57.7% in expenses with third-party services, especially with campaigns for stimulating usage, and increase of 9.6% with Fistel Fee and other taxes, partially offset by the reduction in interconnection expenses. When compared to 4Q10 there was a growth of 2.9% in the cost of services rendered, due to the increased expenses with third-party services.

The cost of goods sold in 1Q11 recorded increases of 2.3% and 13.5% in the comparison with 1Q10 and 4Q10, respectively, due to the increase in sales of postpaid handsets and data devices. The restrictive policy for granting subsidies that links the expense to the expected usage profile of each customer was maintained.

Reduction in expenses with commissions in relation to 1Q10.	In the 1Q11, the selling expenses increased by 4.0% in relation to 1Q10. The sales activity in the quarter increased the expenses with third-party services, especially advertising and commissions, due to the growth in accesses of the postpaid segment and data. The reduction in expenses with third-party services in the owned stores partially offset such growth. In the comparison over 4Q10, it accounted for a reduction of 4.7% due to the decrease in expenses with outsourced labor.

The Provision for Doubtful Accounts (PDD) in 1Q11 reached R$ 58.5 million, corresponding to 0.86% of the total gross revenue. This result increased 0.15 p.p. in relation to 1Q10 (0.71%). In relation to 4Q10 (0.80% of the gross revenue), the PDD recorded a slight increase of 0.06 p.p., once the 4Q10 is positively impacted by the recoveries occurred in the year end campaigns. It must be pointed out that the PDD levels remained under control and are considered to be low in relation to the industry, even considering the larger postpaid customer base of Vivo in relation to its competitors.

The general and administrative expenses grew by 14.0% in 1Q11 in relation to 1Q10 due to the increase in expenses with third-party services, especially collection expenses due to a larger post-paid customer base and volume of recharge, as well as other expenses. In relation to 4Q10, the 6.4% reduction is explained, mainly, by the reduced costs with materials, donations and other expenses.

Other Operating Revenues/Expenses, net, recorded revenues of R$ 1.4 million. The comparison with 1Q10 and with 4Q10 shows a reduction in the revenue due to the increase in operating expenses, especially taxes, fees and contributions.

EBITDA

EBITDA records increase of 29.6% YoY and margin reaches 34,3%.	The EBITDA (earnings before interests, taxes, depreciation and amortization) in 1Q11 was R$ 1,651.3 million, an increase of 29.6% in relation to 1Q10, with an EBITDA Margin of 34,3% (+4.2 p.p. yoy). When compared to 1Q11, it reflected the continued growth in the service revenue, especially data and voice revenue, combined with an efficient control of subsidy, sales commissions and interconnection costs and continuous improvement of processes. When compared to 4Q10, it recorded a slight reduction of 1.6%, with an almost stable margin.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses in 1Q11 decreased by 37.4% in the comparison with 1Q10, due to the end, in June 2010, of the depreciation of the CDMA equipment. In relation to the previous quarter, there was an increase of 6.2%, due to the concentration of the investments in the last months of 2010, whose depreciation started being applied in early 2011.

FINANCIAL RESULT

FINANCIAL REVENUES (EXPENSES) - VIVO
	Consolidated	Consolidated		Consolidated
R$ million	1 Q 11	4 Q 10	Δ%	1 Q 10	Δ%
Financial Revenues	93.4	36.5	155.9%	109.2	-14.5%
Income from Financial Transactions	64.5	51.8	24.5%	25.4	153.9%
Other financial revenues	28.9	21.6	33.8%	83.8	-65.5%
(-) Pis and Cofins taxes	0.0	(36.9)	n.a.	0.0	n.a.
Financial Expenses	(133.2)	(146.8)	-9.3%	(167.5)	-20.5%
Financial Expenses	(128.3)	(134.1)	-4.3%	(161.9)	-20.8%
Monetary and exchange variations	(7.3)	(8.8)	-17.0%	(6.4)	14.1%
Effects "Lei 11.638/07"	2.4	(3.9)	n.a.	0.8	200.0%
Net Financial Income	(39.8)	(110.3)	-63.9%	(58.3)	-31.7%

Decrease of 63.9% in net financial expenses in comparison with 4Q10.	Vivo’s net financial expenses in 1Q11 decreased by R$ 18.5 million in the comparison with 1Q10, due to a lower debt level and lower debt service cost, in addition to increased average cash invested in 1Q11.

Worthy of mention is the comparison between 1Q11 and 4Q10, which shows a drop of R$70.5 million in Vivo’s net financial expenses. This is mainly due to the expenses with PIS/COFINS on financial revenues, arising out of the allocation of the JSCP (Interest on the Own Capital) during 4Q10, the higher expenses with adjustments of tax contingencies and the adjustment to present value of the ICMS tax payable, accounts payable and accounts receivable in 4Q10, in addition to increased revenue for updating of court deposits in 1Q11.

NET PROFIT

Net Profit of R$ 710.2 million in 1Q11.	The consolidated Net Profit of R$ 710.2 million in 1Q11 is around three times higher (270%) in comparison with 1Q10, reflecting better operational performance, lower depreciation expenses and better financial result. The positive results recorded in the last quarters evidence the consistent management of all the factors making up the result. When compared to 4Q10, it recorded a reduction of 17.8% due to the increase in tax expenses, especially because of the tax benefits arising out of the payment of interest on the own capital in 4Q10 and the much higher operating profit (+175% yoy).

Evolution of the Net Profit

The General Shareholders’ Meeting held on March 31, 2011 approved the payment of dividends of R$ 5.732990078 per share, under equal conditions for common and preferred shares, in the total net amount of R$ 2,290,846,090.02. The approved amount results in a payout of 127% of the net profit less legal reserves.

Such dividends, declared based on the 2010 closing balance sheet to the holders of common and preferred shares, include interest on the own capital, deducted from the dividends, pursuant to article 9 of Law 9249/95, in the amount of R$ 220,000,000.00, with 15% income tax withheld at source, resulting in net interest of R$ 187,000,000.00, and dividends of R$ 2,103,846,090.02.

The payment of the amounts of JCSP and Dividends that were approved shall be effected until December 21, 2011.

Dividends and Interest on the Own Capital.

INDEBTEDNESS

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Total
Structured Operations(1)	657.8	1,060.0	0.9	598.3	2,317.0
Debentures	1,277.7	-	-	-	1,277.7
Others	-	-	-	0.2	0.2
Adjust "Law 11.638/07"	4.1	-	-	5.4	9.5
Issue Costs	(2.9)	-	-	-	(2.9)
Total	1,936.7	1,060.0	0.9	603.9	3,601.5
Exchange rate used	1.000000	1.974080	0.032113	1.628700
Payment Schedule
2011	139.8	240.0	0.9	16.2	396.9
As from 2011	1,796.9	820.0	-	587.7	3,204.6
Total	1,936.7	1,060.0	0.9	603.9	3,601.5

NET DEBT - VIVO
	Consolidated
	Mar 31, 11	Dec 31, 10	Mar 31, 10
Short Term	509.5	715.6	1,202.3
Long Term	3,092.0	3,198.3	3,600.9
Total debt	3,601.5	3,913.9	4,803.2
Cash and cash equivalents	(2,039.9)	(2,196.6)	(822.6)
Derivatives	37.4	26.2	(7.5)
Net Debt	1,599.0	1,743.5	3,973.1
Net Debt/Ebitda	0.26	0.3	0,75

(1) - Structured operations along with development banks for investments: National Bank for Economic and Social Development (BNDES), Bank of the Northeast (BNB) and European Bank of Investments (BEI).
(*) BNDES long term interest rate unit
(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant, considered as US$ and its wholly-owned subsidiaries.

86% of the debt is at long term.	The Company closed 1Q11 with a gross debt of R$ 3,601.5 million, of which 16.8% is denominated in foreign currency. The exchange exposure of the debt is 100% covered by hedge transactions. The net debt recorded R$1,599.0 million in March 2011.

In relation to 1Q10, the decrease of 60% in the net debt is essentially due to the strong operating cash generation, in addition to the continuous improvement in financial efficiency.

In 1Q11, more than R$ 12.8 million of the credit facility with the BNDES referring to the Investment Support Program were drawn down. With the previous drawdown, of R$ 171.7 million, we came to a total of R$ 184.5 million of the credit facility of R$ 319.9 million. These funds are being used for the acquisition of domestic equipment intended for network capacity expansion projects.

In relation to 4Q10, Vivo’s net debt decreased by 8.3%, due to the consistent operating cash generation in the period.

Reduction of the net debt by 60%.

INVESTMENTS (CAPEX)

CAPEX - VIVO
R$ million (Consolidated)	1 Q 11	4 Q 10	1 Q 10

Network	147.0	731.0	214.6
Technology / Information System	26.7	122.0	29.2
Products and Services, Channels, Administrative and others	166.0	143.0	84.9
Total	339.7	996.0	328.7

Vivo Internet Brazil plan expanded its 3G coverage and reaches 1,356 municipalities

CAPEX in the 1Q11, of R$ 339.7 million, is in line with the typical performance of the period. In the constant search for offering the best quality services on the market, Vivo concentrated its investments in expanding the network capacity and quality as well as on information technology.

At the General Shareholders’ Meeting, held on March 31st, 2011, a capital budget of R$ 3.5 billion was approved for 2011, which amount contemplates expenditures with frequencies acquired by Vivo S.A. at the Anatel’s Auction held in last December 2010.

CASH FLOW

INDIRECT CASH FLOW STATEMENT (CONSOLIDATED)
(In millions of Brazilian reais)	1Q11	4Q10	Variation R$ 1Q11X4Q10	1Q10	Variation R$ 1Q11X1Q10
Cash generation provided by operating activities	826.0	1,459.9	(633.9)	392.9	433.1
Cash applied by investing activities	(646.3)	(443.3)	(203.0)	(451.1)	(195.2)
Cash flow after investing activities	179.7	1,016.6	(836.9)	(58.2)	237.9
Cash applied by financing activities	(337.6)	(710.4)	372.8	(394.5)	56.9
Cash flow after financing activities	(157.9)	306.2	(464.1)	(452.7)	294.8
Cash and Equivalents at the beginning	2,140.8	1,834.6	306.2	1,258.6	882.2
Cash and Equivalents at the end	1,982.9	2,140.8	(157.9)	805.9	1,177.0

Operating cash generation of R$ 826.0 million in 1Q11.	The cash flow after investment activities increased by R$ 237.9 million in relation to 1Q10, due to the increase of R$ 433.1 million in operating cash generation, accompanied by EBITDA growth in the period.

In relation to 4Q10, cash after investments decreased by R$ 836.9 million, due to the combined effects of lower operating cash generation of R$ 633.9 million, mainly due to the annual payment to Anatel of the Operation Inspection Fee (TFF) and higher volume of payments of CAPEX in the period, totaling R$ 203 million.

In the comparison of 1Q11 over 1Q10, cash invested in the financing activities decreased by R$ 56.9 million due, mainly, to the reduced payment of dividends and of Interest on the Own Capital in the period. The lower volume of funding in 1Q11 was offset by the lower volume of settlement of debts in the period.

The figures mentioned here are part of the “Statement of Indirect Cash Flow” presented on page 19.

Advanced redemption of Debentures.	At January 31, 2011, there was the advanced and full redemption of the debentures of the 1st series, 2nd issue of the Company (“Debentures”), totaling 20,000 book-entry type, non-convertible, unsecured debentures, in the face value of R$10,000.00 (ten thousand reais), totaling R$200 million, the conditions of which were approved at the meetings of the Board of Directors of the Company held on April 25, 2005 and on May 13, 2005, and the first renegotiation at March 30, 2009.

The redemption was made at the Unit Face Value of the Debentures, at the Issue Date, added by: (i) the Interest due on the Debentures until the payment date of the Debentures being redeemed and (ii) percentage premium calculated on the Unit Face Value of the Debentures (“Premium”), equivalent to four reais and forty-one cents (R$ 4.41), per debenture, in conformity with the provisions in clause 4.13 of the Private Indenture of the 2nd issue of Non-Convertible Debentures (“Indenture”).

CAPITAL MARKET

Result of the IPO carried out on 03/18 by SP Telecom Participações Ltda.

At February 11, 2011, the CVM (Brazilian Securities and Exchange Commission) granted the registration of the Public Offering of Shares (IPO), under no. CVM/SER/OPA/ALI/2011/002. The complete Bid Notice was published on February 16, 2011 in Valor Econômico newspaper, containing all the details of the referred offer. At March 18, 2011, an auction was carried out for sale of the shares held by the shareholders who accepted the offer, and the offered price for those who chose to receive the payment in cash was R$ 118.97. SP Telecomunicações Participações Ltda. was the purchaser of the 10,634,722 common shares, representing 7.75% of the common shares of Vivo and 2.65% of the total capital stock.

Summary shareholding structure after the acquisition by Telefónica. (excluding treasury shares).

CAPITAL STOCK OF VIVO PARTICIPAÇÕES S.A. on March 31, 2011
Shareholders	Common Shares		Preferred Shares		TOTAL
Telefónica S.A.	52,731,031	38.4%	91,087,513	34.6%	143,818,544	35.9%
Portelcom Participações S.A.	52,116,302	38.0%	24,669,191	9.4%	76,785,493	19.2%
TBS Celular Participações LTDA	17,204,638	12.5%	291,449	0.1%	17,496,087	4.4%
SP Telecom Participações LTDA	10,634,722	7.8%	0	0.0%	10,634,722	2.7%
Controlling Shareholder Group	132,686,693	96.7%	116,048,153	44.1%	238,100,124	62.1%
Treasury shares	0	0.0%	1,123,725	0.4%	1,123,725	0.3%
Others shareholders	4,582,495	3.3%	146,272,761	55.5%	150,855,256	37.6%
TOTAL	137,269,188	100.0%	263,444,639	100.0%	400,713,827	100.0%

Stock market performance.	The São Paulo Stock Exchange Index (Ibovespa) closed 1Q11 with 68,587 points. Vivo’s shares were traded in 100% of the trading sessions in the quarter, showing the liquidity of our shares. At March 31, the common shares were priced at R$ 65.50; the preferred shares at R$ 64.60; and the ADRs, traded at the NYSE, at US$ 40.38.

At the year end, Vivo’s market value was R$ 26 billion.

The managements of Vivo Participações (Vivo) and of Telecomunicações de São Paulo S.A. – Telesp, disclosed at March 25, 2011, in continuance of the corporate reorganization process concerning the merger of Vivo shares into Telesp, aiming at the unification of the shareholding structure of the companies, a relevant fact informing that the respective boards of directors approved the terms and conditions of the respective reorganization.

The managements of the companies, following the recommendations contained in CVM Guidance Opinion no. 35/08, organized special independent committees both in Vivo and in Telesp, which negotiated the share exchange ratio and voiced their opinion to the officers of the respective companies recommending the exchange ratios indicated by the financial consultants as follows: 1.55 shares of Telesp of the respective kind shall be issued for each common and preferred share of Vivo Part.

At April 27, the respective special shareholders’ meetings were held, in which the Corporate Reorganization was approved. The holders of common and preferred shares of Telesp and of common shares of Vivo Part. who dissented from the Corporate Reorganization will be able to exercise the right of withdrawal until May 30, 2011, upon reimbursement of the shares of the respective Companies held by them of record at December 27, 2010, the date of publication of the initial Relevant Fact. The holders of the preferred shares of Vivo Part. shall not be entitled to the right of withdrawal, once the referred shares are liquid and widely sold on the market, as defined in article 137, II, letters “a” and “b” of Law no. 6404. Under the terms of the provisions in article 137, IV and V of Law no. 6404, the term for exercise of the right of withdrawal is 30 days counted from the publication of the minutes of the Meetings which approved the Corporate Reorganization.

More details may be obtained from the website: www.vivo.com.br/ri.

Corporate Reorganization involving Vivo and Telesp.

Shareholding structure after corporate reorganization

Subsequent event.	The managements of Vivo Participações S.A. (“Vivo Part.”) and of Telecomunicações de São Paulo S.A. – Telesp ("Telesp") (jointly referred to as “Companies”), communicated to the market that at meetings of their respective Boards of Directors held on May 10, 2011, they approved a new management structure for the Companies.

Further detail can be obtained through our website www.vivo.com.br/ri

CONSOLIDATED INCOME STATEMENTS - VIVO PARTICIPAÇÕES S.A.
R$ million	1 Q 11	4 Q 10	Δ%	1 Q 10	Δ%
Gross Revenues	6,793.5	6,869.1	-1.1%	6,003.5	13.2%
Gross service revenues	6,089.7	6,172.9	-1.3%	5,294.3	15.0%
Deductions – Taxes and others	(1,581.4)	(1,606.0)	-1.5%	(1,364.8)	15.9%
Gross handset revenues	703.8	696.2	1.1%	709.2	-0.8%
Deductions – Taxes and others	(399.8)	(400.1)	-0.1%	(405.5)	-1.4%
Net Revenues	4,812.3	4,863.0	-1.0%	4,233.2	13.7%
Net service revenues	4,508.3	4,566.9	-1.3%	3,929.5	14.7%
Access and Usage	1,856.3	1,949.0	-4.8%	1,703.0	9.0%
Network usage	1,628.0	1,589.0	2.5%	1,505.2	8.2%
Data Revenues plus VAS	982.7	947.5	3.7%	687.1	43.0%
SMS + MMS	321.1	325.3	-1.3%	219.2	46.5%
Internet Revenues	532.4	504.1	5.6%	366.4	45.3%
Other Data Revenues plus VAS	129.2	118.1	9.4%	101.5	27.3%
Other services	41.3	81.4	-49.3%	34.2	20.8%
Net handset revenues	304.0	296.1	2.7%	303.7	0.1%
Operating Costs	(3,161.0)	(3,185.3)	-0.8%	(2,959.5)	6.8%
Personnel	(285.9)	(383.8)	-25.5%	(243.7)	17.3%
Cost of services rendered	(1,379.0)	(1,339.6)	2.9%	(1,313.3)	5.0%
Leased lines	(89.1)	(89.6)	-0.6%	(84.4)	5.6%
Interconnection	(615.1)	(649.8)	-5.3%	(671.9)	-8.5%
Rent/Insurance/Condominium fees	(99.6)	(104.3)	-4.5%	(96.3)	3.4%
Fistel and other taxes and contributions	(311.4)	(301.3)	3.4%	(284.0)	9.6%
Third-party services	(267.4)	(185.6)	44.1%	(169.6)	57.7%
Others	3.6	(9.0)	n.a.	(7.1)	n.a.
Cost of handsets	(443.3)	(390.6)	13.5%	(433.2)	2.3%
Selling expenses	(890.7)	(934.2)	-4.7%	(856.6)	4.0%
Provisions to the reduction of recovery value of accounts receivable	(58.5)	(54.9)	6.6%	(42.4)	38.0%
Third-party services	(723.7)	(772.5)	-6.3%	(660.8)	9.5%
Costumer loyalty and donations	(60.9)	(55.1)	10.5%	(109.4)	-44.3%
Others	(47.6)	(51.7)	-7.9%	(44.0)	8.2%
General & administrative expenses	(163.5)	(174.6)	-6.4%	(143.4)	14.0%
Third-party services	(125.7)	(132.0)	-4.8%	(112.4)	11.8%
Others	(37.8)	(42.6)	-11.3%	(31.0)	21.9%
Other operating revenue (expenses), net	1.4	37.5	-96.3%	30.7	-95.4%
Operating revenue	89.0	86.2	3.2%	86.2	3.2%
Operating expenses	(92.7)	(68.8)	34.7%	(61.4)	51.0%
Other operating revenue (expenses)	5.1	20.1	n.a.	5.9	-13.6%
EBITDA	1,651.3	1,677.7	-1.6%	1,273.7	29.6%
Margin %	34.3%	34.5%	-0.2 p.p.	30.1%	4.2 p.p.
Depreciation and Amortization	(545.8)	(513.8)	6.2%	(871.3)	-37.4%
EBIT	1,105.5	1,163.9	-5.0%	402.4	174.7%
Net Financial Income	(39.8)	(110.3)	-63.9%	(58.3)	-31.7%
Financial Revenues	93.4	36.5	155.9%	109.2	-14.5%
Income from Financial Transactions	64.5	51.8	24.5%	25.4	153.9%
Other financial revenues	28.9	21.6	33.8%	83.8	-65.5%
(-) Pis and Cofins taxes	0.0	(36.9)	n.a.	0.0	n.a.
Financial Expenses	(133.2)	(146.8)	-9.3%	(167.5)	-20.5%
Financial Expenses	(128.3)	(134.1)	-4.3%	(161.9)	-20.8%
Monetary and exchange variations	(7.3)	(8.8)	-17.0%	(6.4)	14.1%
Effects "Lei 11.638/07"	2.4	(3.9)	n.a.	0.8	200.0%
Taxes	(355.5)	(189.4)	87.7%	(152.2)	133.6%
Net income	710.2	864.2	-17.8%	191.9	270.1%

CONSOLIDATED BALANCE SHEET - VIVO
R$ million
ASSETS	Mar 31. 11	Dec 31. 10	Δ%

Current Assets	7,244.1	6,808.3	6.4%
Cash and equivalents cash	1,982.9	2,140.8	-7.4%
Net accounts receivable	2,809.6	2,821.4	-0.4%
Inventory	322.2	287.9	11.9%
Deferred and recoverable taxes	1,006.1	1,003.4	0.3%
Deposits and blokages court	137.7	138.9	-0.9%
Derivatives transactions	0.0	0.0	#DIV/0!
Prepaid Expenses	784.0	182.9	328.6%
Other current assets	201.6	233.0	-13.5%

Non- Current Assets	14,800.8	15,035.5	-1.6%
Temporary cash investments (as collateral)	109.7	93.0	18.0%
Recoverable taxes	950.4	1,038.1	-8.4%
Deferred taxes	1,653.1	1,789.7	-7.6%
Deposits and blokages court	1,199.4	1,001.1	19.8%
Derivatives transactions	101.6	108.1	-6.0%
Prepaid Expenses	22.5	17.3	30.1%
Other long term assets	1.6	1.6	0.0%
Plant, property and equipment	6,198.3	6,324.4	-2.0%
Net intangible assets	4,564.2	4,662.2	-2.1%

Total Assets	22,044.9	21,843.8	0.9%

LIABILITIES

Current Liabilities	7,964.2	6,752.4	17.9%
Personnel, tax and benefits	236.9	283.1	-16.3%
Suppliers and Consignment	3,091.3	3,424.6	-9.7%
Taxes, fees and contributions	775.1	874.5	-11.4%
Loans and financing	448.2	482.5	-7.1%
Debentures	61.2	233.1	-73.7%
Interest on own capital and dividends	2,333.6	492.7	373.6%
Provision	128.6	120.1	7.1%
Derivatives transactions	46.7	43.5	7.4%
Deferred Revenues	588.6	548.5	7.3%
Other current liabilities	254.0	249.8	1.7%

Non-Current Liabilities	5,069.4	4,951.1	2.4%
Taxes, fees and contributions	1,393.2	1,189.7	17.1%
Loans and financing	1,874.3	1,984.3	-5.5%
Debentures	1,217.7	1,214.0	0.3%
Provision	423.6	410.4	3.2%
Derivatives transactions	92.4	90.8	1.8%
Deferred Revenues	65.0	60.6	7.3%
Other long term liabilities	3.2	1.3	146.2%

Shareholder's Equity	9,011.3	10,140.3	-11.1%

Total Liabilities and Shareholder's Equity	22,044.9	21,843.8	0.9%

INDIRECT CASH FLOW STATEMENT (CONSOLIDATED)
In million of R$
CASH FLOW GENERATED FROM OPERATING ACTIVITIES	1 Q 11	4 Q 10	1 Q 10
Net profit for the period	710.2	864.2	191.9
Adjustments for reconciliation of the net profit (loss) of the period with funds generated from operating activities
Depreciation and amortization	545.8	513.8	871.3
Losses in investment	-	-	-
Residual cost of written-off fixed assets	16.6	(3.6)	0.3
Right off and provision reversion to reduction in inventory recoverable amount, net	(1.5)	(5.1)	(3.8)
Reversals of provisions for disposal of assets	(0.7)	-	(2.4)
Provisions (reversals) for suppliers	(98.8)	146.5	31.3
Losses (gain) in swap contracts	27.3	47.4	(21.0)
Provisions for taxes and contributions	9.6	3.0	97.4
Provision (reversal) for post-employment benefit plans	(0.7)	(3.6)	-
Losses (gain) in loans, financing and debentures	(11.6)	(33.5)	28.0
Monetary variations	1.9	8.1	(23.3)
Interest on loans, financing and debentures	80.9	87.0	101.1
Provisions for the reduction of recovery value of accounts receivable	58.5	54.9	42.4
Provisions for legal and administrative contingencies	34.5	35.2	32.4
Provisions (reversals) for customer retention program	11.8	(35.2)	4.7
Provisions for deferred income tax	355.5	189.4	152.2

Increase in operating assets
Accounts receivable	(46.6)	(202.3)	(49.9)
Inventory	(32.8)	98.6	125.3
Deferred and recoverable taxes	105.2	285.7	33.8
Prepaid Expenses	(603.7)	105.4	(513.6)
Legal Deposits	(177.5)	(9.1)	(192.5)
Other current and non-current assets	14.7	(58.2)	14.8

Reduction in operating liabilities:
Labor, payroll charges and pension benefits	(46.2)	72.5	(5.3)
Suppliers and accounts payable	73.5	(218.2)	(233.1)
Taxes, duties and contributions (except Income tax and social contribution)	(2.4)	(149.3)	(17.3)
Income tax and social contribution payable	(161.2)	(184.4)	(62.2)
Interest on loans, financing and debentures	(57.3)	(129.8)	(126.1)
Provisions	(15.7)	(8.8)	(22.1)
Other current and non-current liabilities	36.7	(10.7)	(61.4)

Cash generated from operating activities	826.0	1,459.9	392.9

CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES
Additions to property, plant & equipment and intangible assets	(647.6)	(444.5)	(452.6)
Proceeds from disposal of property, plant & equipment	1.3	1.2	1.5
Cash used in investment activities	(646.3)	(443.3)	(451.1)

CASH FLOW GENERATED FROM INVESTMENT ACTIVITIES
Funding from loans, financing and debentures	12.8	72.0	110.0
Repayment of loans, financing and debentures	(335.2)	(351.9)	(434.3)
Receipts (payments) for forward contracts and swaps, net	(15.0)	(32.5)	6.5
Payments from stock grouping	-	-	(0.1)
Payments of dividends and interest on own capital	(0.2)	(398.0)	(76.6)

Cash used in financing activities	(337.6)	(710.4)	(394.5)
	-	-	-
CASH INCREASE	(157.9)	306.2	(452.7)

CASH
Initial balance	2,140.8	1,834.6	1,258.6
Final balance	1,982.9	2,140.8	805.9
	(157.9)	306.2	(452.7)

VIVO – Investor Relations
Cristiane Barreto Sales Carlos Raimar Schoeninger Luis Carlos Plaster

          Av Chucri Zaidan, 860 – Morumbi – SP – 04583-110

Telephone: +55 11 7420-1172 e-mail: ir@vivo.com.br Information available in our website: http://www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY
Financial Terms:

CAPEX – Capital Expenditure.
Working capital = Operational Current assets – Operational Current liabilities.
Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions.
Debt / EBITDA – Index which evaluates the Company’s ability to pay its debt with the generation of operating cash within a one-year period.
EBIT – Earnings before interest and taxes.
EBITDA – Earnings result before interest. taxes. depreciation and amortization.
Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company’s financial leverage.
Operating Cash Flow = EBITDA – CAPEX.
IST = Telecommunications Services Index.
EBITDA Margin = EBITDA / Net Operating Revenue.
Allowance for doubtful accounts (PDD) = A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days, includes part of clients under negotiation.
SE – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.
SMP – Personal Mobile Services.
SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.
WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).
ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop.
GSM – (Global System for Mobile) – an open digital cellular technology used for transmitting mobile voice and data services. It is a circuit witched system that divides each channel into time-slots.

Operating indicators:

Gross additions – Total of customers acquired in the period.
Net additions = Gross Additions – number of customers disconnected.
ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.
Postpaid ARPU – ARPU of postpaid service users.
Prepaid ARPU – ARPU of prepaid service users.
Blended ARPU – ARPU of the total customer base (post paid + prepaid).
Entry Barrier – Value of the least expensive phone offered.
Customers – Number of wireless lines in service.
Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).
Market share = Company’s total number of customers / number of customers in its operating area.
Market share of net additions: participation of estimated net additions in the operating area.
MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outbound minutes + incoming minutes) / monthly average of customers in the period.
Postpaid MOU – MOU of postpaid service users.
Prepaid MOU – MOU of prepaid service users.
Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.
Productivity = number of customers / permanent employees.
Right planning– Customer profile adequacy program
SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies + free lease to corporate customers (PJ) + Fistel) / gross additions.
VC – amount owed by the User, per time unit, for the communication.
VC1 – amount owed by the User, per time unit, for a call made to a STFC Access Code in the internal geographic area of the Registration Area of the call originated.
VC2 – amount owed by the User, per time unit, for a domestic long distance call to a location outside the registration area where the user is located but inside his/her primary area code.
VC3 – amount owed by the User, per time unit, for a domestic long distance call to a location outside the registration area where the user is located and outside his/her primary area code.
VU-M – amount payable to a SMP Operator, per time unit, for the use of its network (interconnection fee).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.